UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Allego N.V.

(Name of Subject Company)

Allego N.V.

(Name of Person Filing Statement)

Ordinary shares, par value €0.12 per share

(Title of Class of Securities)

N0796A100

(CUSIP Number of Class of Securities)

Allego N.V.

Westervoortsedijk 73 KB 6827 AV

Arnhem, the Netherlands

+31 (0) 88 033 3033

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Matthew J. Gilroy, Esq.

Amanda Fenster, Esq.

Weil, Gotshal & Manges LLP

767 5th Avenue

New York, NY 10153

Tel: (212) 310-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Allego N.V., a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands (the “Company” or “Allego”), with the U.S. Securities and Exchange Commission (the “SEC”) on July 3, 2024 (together with any exhibits and annexes thereto and as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by Madeleine Charging B.V. (“Purchaser”), a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, whose indirect parent entities are managed by Meridiam SAS, a simplified stock company (société par actions simplifiée) incorporated under the laws of France (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with any exhibits and schedules thereto and as amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Purchaser with the SEC on July 3, 2024, pursuant to which Purchaser has offered to purchase all of the issued and outstanding ordinary shares of the Company, par value EUR 0.12 per share (each, a “Share” and, collectively, the “Shares”), other than those Shares already held, directly or indirectly, by Purchaser, Parent or their respective affiliates (such unaffiliated shareholders, from time to time, the “Unaffiliated Shareholders”) at a purchase price of US$1.70 per Share, without interest and less applicable withholding taxes (the “Offer Consideration”), payable in cash and upon the terms, and subject to the conditions, set forth in the Offer to Purchase, dated as of July 3, 2024 (as amended, the “Offer to Purchase”), and in the related letter of transmittal for Shares (as amended, the “Letter of Transmittal” and, together with the Offer to Purchase, as each may be amended or supplemented from time to time, the “Offer”), copies of which were incorporated by reference into the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 4. THE SOLICITATION OR RECOMMENDATION

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.

The following bold and underlined language is added to, and the struck through language is removed from, Item 4 under the heading “Reasons for the Offer and the Transactions; Fairness of the Offer and the Transactions—Certain Management Projections” on page 28 of the Schedule 14D-9:

Certain Management Projections. The Company’s operating and financial performance and its prospects, including the ~~Management Projections~~ Standalone Forecast (as defined below), which ~~reflect~~ represents the Company management’s evaluation of the Company’s estimated standalone future financial performance without any additional financing transactions, and the Financed Forecast (as defined below), which represents the Company management’s evaluation of the Company’s estimated standalone future financial performance, assuming that it executes a EUR 400,000,000 financing transaction, each of which reflects an application of various assumptions of ~~the~~ Company~~’s senior~~ management and consideration of the inherent uncertainty of achieving ~~the Management Projections~~ either Forecast (as defined below) and that, as a result, the Company’s actual financial results in future periods could differ materially from the ~~Management Projections~~ Forecasts. For further discussion, see the section captioned “- Certain Prospective Financial Information” in Item 4 of this Schedule 14D-9.

2.

The following bold and underlined language is added to, and the struck through language is removed from, Item 4 under the heading “Reasons for the Offer and the Transactions; Fairness of the Offer and the Transactions” on page 32 of the Schedule 14D-9:

The foregoing discussion of the information and factors considered by the Independent Transaction Committee and the Board (other than the Recused Directors) is intended to be a summary, and is not intended to be exhaustive, but rather includes the principal factors considered by the Independent Transaction Committee and the Board (other than the Recused Directors~~).~~ in connection with their evaluation of the Transactions. Because there is no minimum tender condition to the Offer and Purchaser informed the Company that it does not intend to initiate buy-out proceedings to acquire the Shares of any Unaffiliated Shareholder that does not tender its Shares, each Unaffiliated Shareholder has the option to tender its Shares in the Offer or to remain invested in the Company ~~and the Post-Closing Rights~~ following the Closing. As a result, in considering the fairness of the Transactions, the Independent Transaction Committee and the Board (other than the Recused Directors) considered factors related to (x) the fairness of the Offer, including those described above under (i) Certainty of Value; Consideration and Premium, (ii) The Company’s Current Condition, (iii) Value Relative to Stand-Alone Prospects, (iv) Certain Management Projections, as it relates to the Standalone Forecast, (v) Negotiation Process, (vi) Highest Value Reasonably Obtainable, (vii) Analysis and Opinion of Financial Advisor, (viii) Loss of Upside for Tendering Shareholders, (ix) Lack of Actionable Alternatives, (x) No Appraisal Rights, (xi) Risk Associated with Failure to Consummate the Offer and (xii) Taxable Consideration and (y) the fairness of remaining invested in the Company following the Closing, including those described above under (i) The Company’s Current Condition, (ii) Ability of Shareholders to Remain Invested and, in particular, the Post-Closing Liquidity Rights, the Post-Closing Governance Rights and the other Post-Closing Rights provided in the Transaction Framework Agreement, (iii) Equity Commitment, (iv) Certain Management Projections, as it relates to the Financed Forecasts, (v) Negotiation Process, (vi) Private Company Benefits, (vii) Lack of Certainty Regarding Future Performance of the Business and Reduced Liquidity Opportunities and (viii) Lack of Certainty Regarding Consummation of Equity Commitment. After considering these factors and its duties to all Company shareholders and other stakeholders, the Independent Transaction Committee and the Board (other than the Recused Directors) (1) believe that the Transactions are fair to the Company’s “unaffiliated security holders,” as defined under Rule 13e-3 of the Exchange Act ~~and (2)~~, because either tendering Shares in the Offer or remaining invested in the Company is fair to such unaffiliated security holders and (2) as a result of each such option being fair, collectively determined to take no position and make no recommendation, and to express no opinion and to remain neutral, with respect to the Offer ~~in light of the various considerations and factors described above and other factors that the Independent Transaction Committee and the Board (other than the Recused Directors) believed were appropriate, including the ability of non-tendering shareholders to remain invested in the Company and the Post-Closing Rights.~~ In view of the complexity and the wide variety of factors considered by the Independent Transaction Committee and the Board (other than the Recused Directors) in connection with their evaluation of the ~~Offer~~ Transactions, the Independent Transaction Committee and the Board (other than the Recused Directors) did not find it practical to, and did not attempt, to quantify, rank or otherwise assign specific weights to the various factors they considered in reaching their decision, and they did not undertake to make any specific determination as to whether any reasons or factor, or any particular aspect of any factor, supported or did not support its ultimate determination. Rather, the Independent Transaction Committee and the Board (other than the Recused Directors) arrived at their respective determinations based on the totality of information they received from the Purchaser and Parent. In considering the factors discussed above, individual directors may have given different weight to different considerations or factors.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated: July 30, 2024

Allego N.V.

By:	/s/ Mathieu Bonnet
Name: Mathieu Bonnet Title: Executive Director / Chief Executive Officer

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